Exhibit 12

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30

	2001	2000
	(In Millions)
Earnings:
Earnings (loss) before income taxes and
cumulative effect of accounting change	$ (973)	$ 730
Fixed charges, from below	460	519
Undistributed (earnings) losses of affiliates	(3)	3
Interest capitalized	(45)	(40)

Earnings	$ (561)	$ 1,212
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Fixed charges:

Interest expense	$ 262	$ 198
Portion of rental expense representative
of the interest factor	198	321

Fixed charges	$ 460	$ 519
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Ratio of earnings to fixed charges	(a)	2.34
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(a) Earnings were inadequate to cover fixed charges by $1.0 billion in 2001.